[redacted]

14040138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50015

Public

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Minnesota Drive, Suite 200
(No. and Street)

Edina	Minnesota	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Molly Tellijohn — (952) 223-8429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way, Suite 225	Edina	Minnesota	55435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Molly Tellijohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

[signature]
Signature

Controller
Title

[signature]
Notary Public

SALLY L BERFELDT
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

TRIPLETREE, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2013

BDO

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2013

BDO USA, LLP

Tel: 952-854-5700
Fax: 952-854-1163
www.bdo.com

7650 Edinborough Way, Suite 225
Edina, MN 55435

(Confidential per Rule 17a-5(e)(3))

Independent Auditor's Report

Board of Governors and Member
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

(Confidential per Rule 17a-5(e)(3))

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

February 25, 2014

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

(Confidential per Rule 17a-5(e)(3))

December 31, 2013

ASSETS		
Cash and cash equivalents	$	5,611,897
Receivables from customers		147,878
Due from related party		93,273
Prepaid expenses		61,605
Property and equipment, net		1,794,071
Total assets	$	7,708,724
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	116,155
Accrued expenses		1,350,206
Deferred rent		1,001,418
Total liabilities		2,467,779
Commitments and contingencies		-
Member's equity		5,240,945
Total member's equity		5,240,945
Total liabilities and member's equity	$	7,708,724

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF INCOME

(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2013

Revenues:	
Investment banking	$ 10,821,771
Interest income	32,860
Other income	12,250
Total revenues	10,866,881
Expenses:	
Employee compensation and benefits	8,481,120
Marketing	1,133,479
Occupancy	233,339
Other administrative expenses	810,208
Total expenses	10,658,146
Net income	$ 208,735

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2013

Balance at December 31, 2012	$	5,032,210
Net income		208,735
Balance at December 31, 2013	$	5,240,945

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CASH FLOWS

(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	208,735
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		181,171
Gain on sale of property and equipment		(30,621)
Decrease (increase) in assets:		
Receivables from customers		736
Due from related party		119,333
Prepaid expenses		(20,515)
Increase (decrease) in liabilities:		
Accounts payable		(37,807)
Accrued expenses		1,005,105
Deferred rent		(98,404)
Net cash provided by operating activities		1,327,733
Cash flows from investing activities:		
Proceeds from sale of property and equipment		73,000
Purchase of property and equipment		(792,334)
Net cash used in investing activities		(719,334)
Increase in cash		608,399
Cash and cash equivalents - beginning of year		5,003,498
Cash and cash equivalents - end of year	$	5,611,897
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-

See accompanying notes to financial statements.

TRIPLETREE, LLC

STATEMENT OF CASH FLOWS
(CONTINUED)

(Confidential per Rule 17a-5(e)(3))

For the Year Ended December 31, 2013

Supplemental disclosures of non-cash investing and financing activities:

During 2013:

The Company financed $1,028,866 of property and equipment through tenant improvement allowances granted by its new landlord.

The Company disposed of $119,455 of leasehold improvements with a corresponding reduction to deferred rent liability.

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC ("Company") is a privately held Minnesota limited liability company, wholly owned by TripleTree Holdings, LLC ("Holdings"). Pursuant to the Company's articles of organization, the Company will exist for a thirty-year period expiring January 13, 2027. The Company operates as a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. The Company's corporate offices are located in Edina, Minnesota.

The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Cash and Cash Equivalents:

For purposes of statement of financial condition presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

At December 31, 2013, the Company had deposits in excess of federally insured amounts aggregating $5,101,591 at two financial institutions.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and receivables from customers. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions. The Company has not experienced any losses to date related to these balances.

Receivables from customers arise from the Company providing investment banking services to its customers located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees and generally does not require any collateral from its customers. At December 31, 2013, 62% of receivables from customers was owed by three customers.

During 2013, the Company had revenue from two customers which represented 41% of investment banking fees. There were no amounts due from these customers at December 31, 2013.

1. Organization and Summary of Significant Accounting Policies (Continued)

Receivables from Customers and Allowance for Doubtful Accounts:

The Company evaluates the collectability of receivables from customers based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. There was no allowance for doubtful accounts recorded at December 31, 2013.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition:

Over the term of an investment banking engagement, the Company typically receives monthly non-refundable retainer fees. These monthly retainer fees are recognized as revenue in the month in which they are earned. The Company also receives success fees on investment banking engagements which are earned and recognized upon the closing of an investment banking transaction.

Income Taxes:

The Company is considered a disregarded entity for income tax purposes and, therefore reported as a branch on Holdings income tax returns. Holdings is treated as a partnership for income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued):

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. Tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes any income tax filing positions and deductions attributable to the Company in Holdings' partnership tax return will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded or allocated by Holdings at December 31, 2013. In accordance with the guidance, the Company has adopted a policy which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense, and any related penalties will be classified in other administrative expenses in the statement of income. The tax years open and subject to examination include the years ended December 31, 2010 through 2013.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. Property and Equipment

Property and equipment consisted of the following at December 31:

	2013	Estimated Useful Lives In Years
Office furniture and equipment	$ 606,665	7
Computer equipment	258,486	5
Leasehold improvements	1,297,212	7.5
Total property and equipment	2,162,363	
Less accumulated depreciation	(368,292)	
Property and equipment, net	$ 1,794,071	

Depreciation expense was $181,171 for 2013.

3. Member's Equity

Authorized, issued and outstanding units at December 31, 2013 were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
Authorized units	10,000,000	10,000,000	10,000,000
Issued and outstanding	5,173,333	-	-

The Company has a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone. For the year ended December 31, 2013, the Board of Governors unanimously approved to forgo the 2013 mandatory distribution.

4. Commitments and Contingencies

Operating Leases:

During 2013, the Company and Holdings, jointly executed a non-cancellable office lease. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The Company recognizes rent expense on a straight-line basis over the term of the lease, and recognizes the difference between the straight-line expense and the cash payments as deferred rent in the accompanying statement of financial condition. The lease expires December 2020 and has a renewal option for an additional five years. The Company pays its pro-rata portion of the office space representing 75% of the total leased space, with Holding and its other subsidiaries occupying and paying the costs associated with the remaining 25% of the leased office space.

The Company also leases equipment under a non-cancelable lease expiring June 2018.

Future minimum rental payments, for the entire leased office space and equipment, are as follows for the years ending December 31:

2014	$ 442,449
2015	449,062
2016	455,674
2017	462,286
2018	452,654
Thereafter	892,654
	$ 3,154,779

Total rent expense aggregated $264,372 for 2013.

5. Related Party Transactions

The Company pays and is reimubursed certain general and administrative expenses on behalf of TTCP Management, LLC ("TTCP"), a wholly owned subsidiary of Holdings. During 2013, the Company paid an aggregate of $343,159 of expenses on behalf of TTCP, all of of which was reimbursed as of December 31, 2013 except for $93,273, which is reflected in due from related party on the accompanying statement of financial condition.

6. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Participants may contribute a percentage of compensation up to the maximum allowed by the Internal Revenue Code. The Plan also provides for discretionary matching and profit sharing contributions. The Company did not make any discretionary contributions for the year ended December 31, 2013.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $3,144,118, which was $2,979,599 in excess of its required net capital of $164,519. The Company's ratio of aggregate indebtedness to net capital was .78:1 at December 31, 2013.

8. Reserve Requirements SEC Rule 15c-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under (k)(2)(i) exemptive provision.

SUPPLEMENTARY INFORMATION
(Confidential per Rule 17a-5(e)(3))

TRIPLETREE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

(Confidential per Rule 17a-5(e)(3))

December 31, 2013

Net Capital:	
Total member's equity from the statement of financial condition	$ 5,240,945
Deductions:	
Total non-allowable assets (all assets from the statement of financial condition except for cash and cash equivalents)	(2,096,827)
Net capital	$ 3,144,118
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 116,155
Accrued expenses	1,350,206
Deferred rent	1,001,418
Total aggregate indebtedness	$ 2,467,779
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement, the greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 164,519
Excess net capital	$ 2,979,599
Ratio of aggregate indebtedness to net capital	.78:1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

(Confidential per Rule 17a-5(e)(3))

BDO

BDO USA, LLP

Tel: 952-854-5700
Fax: 952-854-1163
www.bdo.com

7650 Edinborough Way, Suite 225
Edina, MN 55435

(Confidential per Rule 17a-5(e)(3))

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Governors and Member
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

BDO

(Confidential per Rule 17a-5(e)(3))

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, Member, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 25, 2014